FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  December  2012

Commission File Number            0-16174

          TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:  December 11, 2012

Teva Investor Day

December 11, 2012

Kevin Mannix

Vice President,
Head of Investor Relations

Investor Day
December 2012

Disclaimer

This presentation and the accompanying remarks contain forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, our ability to execute the strategies and initiatives described in this presentation (including, without limitation, cost-cutting measures), the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions, our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks Other factors in addition to those discussed herein could cause our results to differ materially from the forward-looking statements. Such factors are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this presentation, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K.

Dr. Phillip Frost

Chairman of the Board

Investor Day
December 2012

Dr. Jeremy M. Levin

President and Chief Executive Officer

Investor Day December 2012

Today's objectives

Vision and strategy

Reshaping of Teva

Growth platforms

Business development

Leadership team

Our vision

The most indispensable medicines company in the world, executing on our obligation to our patients, customers, shareholders and employees

Teva Today

111 Years
in existence

$20.3-7b
projected 2012 revenues

$5.32-37
projected 2012 EPS

73
manufacturing sites

46,400
employees

850
molecules

55,000+
SKUs

70B
tablets and capsules per annum

60
countries

Landscape

Medical Needs

Societal Needs

Consumer Needs

TEVA



Reshape



Renew



Reward

How do we get there?

Accelerate growth platforms

Extend global presence

Strategic business development

Focus, protect and expand core franchises

Reduce cost base

Aligned with customer and market needs

Specialty | **Generics and OTC**

- CNS
- Respi-ratory
- NTEs
- INN Generics
- Branded Generics
- PGT

Medical Needs | **Societal Needs** | **Consumer Needs**

Unique advantages

Specialty | **Generics and OTC**

CNS | Respi-ratory | NTEs | INN Generics | Branded Generics | PGT

- Scientific and commercial expertise
- Pipeline
- Business development capability

- Leading position
- Scale
- Breadth of portfolio

- Winning alliance
- Track record of new market development
- Unique ability to partner

Profitable growth 2013-17 and beyond

Top line organic growth despite loss of patent exclusivity

Cost savings opportunities ($1.5-2.0B) allows for stable and robust operating profit

Strong cash flow enables
- investment in inorganic growth
- shareholder reward

Teva **today**

Our Foundation

Passionate employees

Unparalleled global footprint

Solid fundamentals

Comprehensive portfolio

World-leading multiple sclerosis franchise

Challenges

Multiple large acquisitions

Unfocused pipeline

Complexity of business

Inflated cost structure

Increasing competition in multiple sclerosis

Specialty products losing exclusivity

A changing industry

Fewer large generic opportunities

Increasing competition in commodity generics

Healthcare systems under pressure

Rising bar for product innovation

Complicated, expanding global market

Strengths

Critical provider to global healthcare systems

Generics, Specialty and OTC

Local entrepreneurship and global scale

Patient engagement capabilities

Integrated Generics and Specialty R&D

Customer understanding and relationships

Strong partnering experience

Teva **tomorrow**

The new Teva

Less	More

The new Teva

Less	More
Complexity	
Cost	
Network footprint	
Commodity	

Reshaping Teva

Increase organizational effectiveness

Optimize procurement

Move to lower-cost plants in network

Reduce excess capacity

Improve plant efficiency

$1.5B to 2.0B cost savings



2.0
1.5
1.0
0.5
0.0
2013YE
2014YE
2015YE
2016YE
2017YE

70% achievable in 3 years

The new Teva

Less	More
	Globalized
	Valuable pipeline
	Sustainable products
	Patient and customer focus
	Balanced profits
	Shareholder value

Generics: a strong core

Impact healthcare system	EU: 2.7M prescriptions a day U.S.: 1.5M prescriptions a day
Pipeline of high value products	450 launches in 2012
Branded generics business	~$2B focused on growing economies
R&D capabilities	~400 molecules in development

Generics: driving value


High
value
High volume

Focus
on customers

Increase
high value products

Accelerate
global growth

Improve
profitability

Build
strategic alliances

Generics: a great future

Impact healthcare system	Global
Pipeline of high-value products	Sustainable high-barrier to entry
Branded generics business	Rapid growth
R&D capabilities	Dramatically enhanced in selected areas

OTC: a winning partnership

Strategic alliance	P&G
Footprint	Over 20 countries, focused on high growth
Growth	11% in FY12/13E
Brands	VICKS, Vibovit, ratiopharm

OTC: growth and synergies

Realize potential of alliance with P&G

Drive sales synergies between Generics and OTC

Increase presence in emerging markets

Strengthen and expand company brands

Specialty medicines: focus and build leadership

CNS	Protect and expand MS franchise Build products and pipeline
Respiratory	Invest in capabilities and pipeline Continue global expansion
New Therapeutic Entities (NTEs)	Capitalize on unique Teva interface of Generics and Specialty
Oncology, Women's Health, Biologics	Selectively invest

TEVA

Refine and enhance pipeline - 2013

18 new programs
12 programs discontinued



10
16
13
15
8
Pre-clinical
Phase I
Phase II
Phase III
Sub/reg

Business development

Global vision, global strategy

Resources of large pharma, flexibility of biotech

Linking strategy with BD to drive major growth

Proven expertise in strategic transactions

$10B available over next five years

Business development strategy

Balance investment in growth with return to investors

Build CNS, Respiratory, OTC

Strategic alliances in key areas

Selective geographic investment

Small to mid-size deals

Accretive and growth transactions

Divest non-core assets

A new approach to business development: Assembling Constellations



CNS constellation


XEN402
XENON
Pridopidine
NEUROSEARCH

People

Engagement

Quality and customer focus

Organizational effectiveness

Multinational

Entrepreneurial

Recruiting world-class talent



Dr. Michael Hayden

President,
Global R&D and
Chief Scientific Officer



Dr. Robert Koremans

President and CEO,
Teva Europe



Dr. Ing. Carlo De Notaristefani

President and CEO,
Global Operations

Recruiting world-class talent



Dr. Jon Isaacsohn

CMO and Global Head, Clinical Development



Jill DeSimone

SVP and General Manager, Teva Global Women's Health



Guy Hadari

VP and Chief Information Officer



Dawn Sherman

Chief Operating Officer, Teva Europe

Compensation aligned with shareholder value

Annual compensation

Base salary: median of market benchmark

Bonus

Upper quartile of market
Tightly linked to shareholder value

Equity compensation

Vesting schedule over 3 years

Incentives


20%
Individual performance
25%
Business unit performance
55%
Corporate performance

Tracking progress 2013

Transparent and accountable

Sustain COPAXONE®

Maintain/grow top-line

First impact of Reshape

Enhance team

Execute disciplined BD transactions

Strategic alliances

Growth drivers



CNS
Respiratory
High-value generics
NTEs
MS
PD
Oncology
Respiratory
Women's Health
Branded generics
High-value generics
OTC
MS
Branded generics
MS
Generics
Branded generics
Branded generics
Respiratory
Women's Health
MS
OTC

Growth drivers


Business development and
penetration of new markets

Teva 2017: a reshaped company

Sustainable profitable growth

Sector leadership in all areas

Present in all major markets

Consistent shareholder value creation

Successful alliances

Rich pipeline

The most indispensable medicines company in the world, executing on our obligation to our patients, customers, shareholders and employees

R&D - a growth engine for Teva

Dr. Michael Hayden

11 December 2012

Why did I join Teva?

Career in science and medicine, committed to improving **health**



Impacting millions

What did I find?

Animation

Our mission

Develop the most **competitive** and **focused** pipeline to address unmet **patient needs** in a highly **differentiated** way to drive the **growth** of Teva


NW
315
W
270
225
SW
S
135
SE
90
E
45
NE

Life and science intimately connected … that's uniquely Teva

The future of Teva R&D


High
value
generics
NTEs
Focused
specialty
portfolio

The essential elements



8
9
VIII B
10
11
I B
12
II B
26
Fe
55.85
27
Co
58.94
28
Ni
58.71
29
Cu
63.54
30
Zn
65.38
31
Ga
69.72
44
45
46
Pd
47
Ag
48
Cd
112.41
49
75
Re
76
Os
190.2
Ir
192.2
Pt
195.09
197.0
200.61
109

Unmet needs

On the patient's journey

Unmet needs

Focus

Clear prioritization

Unmet needs

Focus

Differentiation

Build where Teva is differentiated

- Unmet needs
- Focus
- Differentiation
- Leverage

The unique strengths of Teva

Unmet needs

Focus

Differentiation

Leverage

Integrate

Combine generic and specialty capabilities

Unmet needs

Focus

Differentiation

Leverage

Integrate

Partnership

Access external innovation

- Unmet needs
- Focus
- Differentiation
- Leverage
- Integrate
- Partnership
- Science culture

Nurture a science culture

Areas of focus

A focused R&D strategy

Establish leadership in	**High-value Gx**
Build a unique platform for	**NTEs**
Sustain and leverage strengths in	**CNS**
Achieve leading presence in	**Respiratory**

A focused R&D strategy

Establish leadership in	**High-value Gx**
Build a unique platform for	**NTEs**
Sustain and leverage strengths in	**CNS**
Achieve leading presence in	**Respiratory**

High value in Gx

First-to-Market

Complex Gx


PATIENT NEED
- Compliance
- Efficacy
- Safety
Complex
Gx
COMPLEX
TECHNOLOGY
AFFORDABLE
PRICE

Focus for complex Gx technology

Sustain	capabilities in complex **oral delivery (modified release, combinations)**
Grow	capabilities in complex **e.g. injectable, liposomal, LAR, nasal, patches, devices**

No access to Liraglutide for Gabriella



Not an actual patient

Diabetic patient
on metformin,
but her weight loss,
diabetes not under control

Doctor wants to add
liraglutide, but insurance
denies coverage

No generic
- Complex API
- Drug + device
- Complex formulation
- Complex IP landscape

Addressing challenges of developing generic liraglutide

Access to complex API

Characte-rization of complex API

Drug-device combo

Formulation challenges

Complex IP landscape


API sourcing
Analytical
Device
Formulation
Patent strategy
Teva API
Teva Specialty R&D
Teva Generic R&D
Teva Generic R&D
Teva Specialty & Generic IP

A focused R&D strategy

Establish leadership in	**High-value Gx**
Build a unique platform for	**NTEs**
Sustain and leverage strengths in	**CNS**
Achieve leading presence in	**Respiratory**

NEW THERAPEUTIC ENTITY

Known molecule that is formulated, delivered, or used in a novel way to address specific patient needs


UNMET
Need
KNOWN
Molecules
(branded /
generic)
NOVEL
Formulation
or combo's
NOVEL
Delivery
NOVEL
Indication
NTE

A strong rationale for NTEs

Strengths in **generics**		Strengths in **specialty**
	Formulation and analytical	
	Understanding medical needs	
	Special Technologies	
	Clinical development	
	Gx regulatory	
	Specialty regulatory	
	Generic IP mindset	
	Specialty IP mindset	
	Products already in portfolio	
	Presence in several TAs	

NTE: patient benefits


Convenience
Adherence
Efficacy
Safety
Reduced Dosing Frequency

NTE: patient benefits


Convenience
Adherence
Efficacy
Safety
Reduced Dosing Frequency
Modified PK Profile

NTE: patient benefits


Fixed Dose Combination
Convenience
Adherence
Efficacy
Safety
Reduced Dosing Frequency
Modified PK Profile

NTE: patient benefits


Convenience
Adherence
Efficacy
Safety
New populations (elderly / pediatric)
New routes of Delivery

NTE: patient benefits


Convenience
Adherence
Efficacy
Safety
New populations (elderly / pediatric)
New indications

NTEs: attractive risk/return profile

- Validated targets
- Proven efficacy
- Low development risk
- Low regulatory risk
- Shorter timelines
- Lower costs



HIGH value
LOW Risk

NTEs : new way - distinct space



Higher risk
Lower risk
NCE (NDA)
NTE
Gx (ANDA)
Lower return
Higher return

Johnson & Johnson	Purdue	Lundbeck
Duragesic® (fentanyl patch)	**OxyContin®** (oxycodone ER)	**Namenda®** (memantine for Alzheimer's)
$2.5b	**$3.6b**	**$2.3b**

Scaling and industrializing NTEs


NTE
NTE
NTE
NTE

The NTE process

Product Technology	Unmet need	External	Customer/ Payor
GENERIC R&D	SPECIALTY R&D	BUSINESS DEVELOPMENT	COMMERCIAL

Global idea bank

Evaluation

Approval

In 2013


~120
Medical rationale, advantage to patient
100
Commercial feasibility
60
Technical feasibility
30
Integrated business case
20
Go-no-go
10-15
Approved for development

Gary misses 5 of his 90 monthly pills

Diagnosed with HIV 12 years ago

Needs to take 30x3 pills per month

Non-adherence increases risk of resistance and recurrence



Non-adherence is costly



50%	Not adherent
33%	Don’t fill prescription
25%	Under dose
30%	Stop early

Cost of non-adherence

$300B in US


NTE idea: multi drug combination in HIV
90
pills per month
30
pills per month
Convenience
Adherence
Efficacy
Not an actual patient

Ellen's Schizophrenia drug makes her gain weight

Takes olanzapine antipsychotic

Side effect: weight gain (12kg)

NTE idea: combine antipsychotic with weight loss drug



Safety / Side Effects

Not an actual patien

A new Lupus treatment for Elisabeth

CellCept, gold standard in transplantation, modifies pathways crucial in the development of Lupus

The idea: CellCept for Lupus

New indication

New population


Not an actual patient

Unique opportunities for IP protection

20 years from filing

Potential coverage:

- Formulations
- Indications
- Combinations
- Pharmacokinetics
- Clinical endpoints

We are uniquely positioned to become the best **NTE** company in the industry and turn it into a major **growth engine** for Teva

A focused R&D strategy

Establish leadership in	**High-value Gx**
Build a unique platform for	**NTEs**
Sustain and leverage strengths in	**CNS**
Achieve leading presence in	**Respiratory**


TRANSFORM
ADJACENT
CORE
CNS
Explore other **CNS** disorders
Expand into **neuro-degenerative** diseases
Sustain **MS** franchise
Enhance presence in **pain**

Sustain the MS franchise

MS treatment trends = opportunity

FROM		TO
Relapse rate	→	Additional endpoints
RRMS only	→	RRMS + progressive
Monotherapy	→	Combinations

Assets in MS

COPAXONE®:
uniquely
differentiated

Decreases inflammation

Uniquely differentiated based on **real-life** experience

- Est. **1.3m** patient years since **1996**
- Proven **efficacy**
- Established **safety** profile



Animation

Recent data from an independent, NIH-funded study


CombiRx
The CombiRx Trial: A Multi-Center, Double-Blind, Randomized Study Comparing the Combined Use of Interferon Beta-1a and Glatiramer Acetate to Either Agent Alone in Participants with Relapsing Remitting Multiple Sclerosis – Clinical Outcomes
clinicaltrials.gov - NCT00211887
Study Support: NIH/NINDS 5-U01-NS045719
Biogen Idec and Teva Neuroscience generously contributed study medications and matched placebo without input into the design, conduct or analysis of the trial.
Fred Lublin, Stacey Cofield, Gary Cutter, Robin Conwit, Ponnada Narayana, Flavia Nelson, Tarah Gustafson, Jerry Wolinsky, for the CombiRx Investigators
Author disclosures are provided with the abstract
UAB
UTHealth

~ 90% adherence after 3 yrs

% completing visit



At Month 36
p = 0.0287
Copaxone
~90%
100
90
80
70
60
50
40
30
20
10
0
BL
3
6
9
12
15
18
21
24
27
30
33
36
Visit Month
IFN + COP
IFN
COP

Courtesy of Dr. Fred Lublin, unpublished data

Low Relapse Rate

Annualized relapse rate



Protocol defined exacerbations (PDE)
IFN vs COP p value = 0.0269
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.12
0.16
0.11
IFN + COP
IFN
COP
PDE
No.
150
97
70

Courtesy of Dr. Fred Lublin, unpublished data

Less frequent injections of COPAXONE®

Dose	20mg	→	**40mg**
Frequency	daily	→	**3 times per week**

Efficacy / safety demonstrated in GALA study

Submission: **2013**

Less frequent injections of COPAXONE®

Dose	20mg	→	**40mg**
Frequency	daily	→	**3 times per week**

Assures patent coverage until

2030

(issued in US, pending in EU)

Differentiated properties from generics with potential clinical implications


COPAXONE®
Drug Product
Purported
Generic
upregulation
downregulation

The Wall Street Journal

As MS Pills Debut, Doctors Prescribe a Dose of Caution

Jonathan D. Rockoff
Nov. 20, 2012

"Multiple-sclerosis patients have waited years for the first generation of treatments in pill form. Now that they're becoming available, however, doctors are warning: not so fast.

The pills are easier to take than shots that have long been used to treat the disease. Yet they could have serious side effects, and for patients who are stable on their current regimen, doctors say shifting to pills may not be worth it."

Assets in MS

Laquinimod:
novel mechanism
of action

Protects neurons
(in preclinical models)

A unique asset in MS

Unique mechanism of action

- Direct effect on central nervous system
- Impacts a central pathway of neurodegeneration

Impact

- Prevents neuronal damage (in animal models)
- Decreases progression of disability (in clinical trials)

Animation

Brain of Patient with MS - at onset



Brain of Patient with MS – 2 yrs later



Reducing brain atrophy

	Drug	P value	Brain volume (vs placebo)
Allegro* N=1106 24 months	**Laquinimod** 0.6 mg	<0.0001	**+33%**
Bravo** N=1331 24 months	**Laquinimod** 0.6 mg	0.0001	**+27%**
	Avonex	0.1392	**-9%**

* Comi, G., et al, N.Engl.J.Med. 366;11.2012

** Volmer, T., American Academy of Neurology 2012, Comi, G., ECTRIMS Symposium 2012

Impact on quality of life

Change in SF-36 subscale scores from baseline to month 24


MS-Placebo
MS-Laquinimod
p = 0.006
p = 0.006
p = 0.001
p = 0.076
p = 0.016
p = 0.121
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
Vitality
Social function
Emotional health
Mental health
Physical function
General health

Jeffery D. et al. Laquinimod's impact on patient-reported fatigue and functional status: results from ALLEGRO, a placebo-controlled phase III trial for relapsing-remitting multiple sclerosis. P708. Presented ECTRIMS, October 21, 2011; Amsterdam, NL

Laquinimod: the path forward

Q3 2012	Q1 2013	2013
EU submission	**Additional confirmatory study**	**Clinical trial in Primary Progressive**
2 phase II studies (Allegro, Bravo) Placebo, 0.6mg RRMS indication	Initiation of phase III (Concerto) Placebo, 0.6mg, 1.2mg Results: 2016	

Copaxone Laquinimod combination: potential to modify the course of MS


Copaxone
anti-inflammatory
Combination
Laquinimod
neuroprotective

Animation

Laquinimod: backbone for combination with other drugs


Oral Drug A
Oral Drug B
Oral Drug C
Combination
Combination
Combination
Laquinimod

We will initiate **combination studies in 2013**

Unique opportunities in neurodegenerative disorders

Neurodegenerative disorders

MS	Multiple sclerosis
AD	Alzheimer disease
PD	Parkinson disease
HD	Huntington disease
ALS	Amyotrophic lateral sclerosis

Why expand into neurodegeneration?

- Increasing **prevalence**
- Huge disease **burden**
- **Common** pathways
- Better scientific **understanding**
- Unique opportunity for Teva medicines

Increasing prevalence


million
MS
AD and other dementias
PD
HD
2.5
2.8
3.3
24
31
44
5
6
7
60k
75k
90k
2005 2015 2030
2005 2015 2030
2005 2015 2030
2005 2015 2030

Note: World-wide prevalence, Huntington is US + EU only

Normal brain tissue: minimal astrocytic activation



Courtesy of Prof. W. Brueck. Neuropathology dept. Gottingen university. Germany

Similar pathways of astrocytic activation


MS
HD
AD
PD

Laquinimod decreases astrocytic activation

	Control	Laquinimod
Corpus callosum		
Cortex		

GFAP
500 µm

Brueck et al., Acta Neuropathologica 2012

4 medicines with potential to treat neurodegenerative disorders

Laquinimod

COPAXONE®+ Laquinimod

Azilect®

Huntexil® (pridopidine)

Neurodegenerative disorders: first steps

HD	HD
Laquinimod	**Huntexil® (pridopidine)**
2013: Initiate Phase II	**2013**: Initiate Phase II or III **2016**: submission

Pain


TRANSFORM
ADJACENT
CORE
PAIN
Non-opioid alternatives
New opioid-based assets
Expand current opioid-based assets

Opioid-based pain products

Marketed

amrix®
(Cyclobenzaprine Hydrochloride Extended-Release Capsules)

FENTORA
(fentanyl citrate) buccal tablet CII

Actiq® CII
(oral transmucosal fentanyl citrate)

Phase III

Extended Release Hydrocodone

The New York Times Magazine

"The Hazards of Growing Up Painlessly"

Nov. 18, 2012

Story of a young woman's life with congenital indifference to pain

http://www.nytimes.com/2012/11/18/magazine/ashlyn-blocker-feels-no-pain.html?ref=magazine

$Na_v1.7$ blockade: a novel non-opioid target in pain

Congenital indifference to pain (CIP)

Mutations in gene encoding sodium channel protein $Na_v1.7$ in CIP pts

5-10% gain of function mutations in $Na_v1.7$ in erythromelalgia

An exclusive license to XEN402

XENON

TEVA

- A novel non-opioid
- $Na_v1.7$ inhibitor
- 2 products: oral, topical
- Multiple indications
- Orphan designation - Erythromelalgia

Reduction in pain in Erythromelalgia with oral XEN402

Subject 1004: "Took first ever hot shower in my life and was thrilled"



Active is reduced 88% vs Placebo
p=0.031
Active
Placebo
AUC of PINRS 0-2 hrs post induction
1004
10
5
0
Day 1 2hrs AM
Day 1 6hrs AM
Day 1 4hrs PM
Day 2 2hrs AM
Day 2 6hrs AM
Day 2 4hrs PM

Greater response with topical XEN402 in PHN Pain


p=0.049
p=0.0078
Proportion of Responders (%)
45
40
35
30
25
20
15
10
5
0

	Improved >30%	Improved >50%
Placebo	21.4	9.5
Drug	42.9	28.6

N=42

A focused R&D strategy

Establish leadership in	**High-value Gx**
Build a unique platform for	**NTEs**
Sustain and leverage strengths in	**CNS**
Achieve leading presence in	**Respiratory**


TRANSFORM
ADJACENT
CORE
RESPIRATORY
New Technological Platforms
Develop existing molecules on Spiromax - BAI
New disease areas
Optimize life cycle current products
Reslizumab

Teva focus in Asthma

Inhaled therapy	Novel mechanism of action
Major classes: ICS, SABA, LABA, possibly LAMA	Novel biologics for severe asthma
Innovative platforms (Spiromax)	**Reslizumab**


One family
Three asthma patients

Maintenance


ADVAIR


50
Flovent Diskus


Asmanex
Twisthaler

Rescue








Complex
Multiple technologies
Dosing variability
Hand-breath coordination
Requires training


Dosing variability
Incorrect use
Rescue medication overuse
Poor asthma control

There must be a **smarter** way to do this

Maintenance

Rescue



1 Open

2 Inhale

3 Close

The Spiromax platform



easy to use,
easy to educate

one device,
all molecules

the correct dose,
every time

Spiromax: it is a validated platform

Most advanced spiromax product (budesonide / formoterol) completed clinical development

Bioequivalence to originator brand (Symbicort) achieved in all parameters

Submission in EU in 2013



Reslizumab

MAb against **IL-5**

Novel and validated mechanism of action

Phase III in moderate-severe allergic asthma

Shown to **prevent exacerbations**/hospitalization

IV and SC formulations development in parallel

COPD: A global unmet need

210M	patients
#4	leading cause of death
#1	cause of death in rural China
$12B	drug sales
Class	ICS/LABA and LAMA

COPD: the 1st steps of a major commitment

1. **Key Spiromax products** (fluticasone/salmeterol & budesonide/formeterol)
2. **LAMA product** in a novel proprietary device is in development

A focused R&D strategy

Establish leadership in	**High-value Gx**
Build a unique platform for	**NTEs**
Sustain and leverage strengths in	**CNS**
Achieve leading presence in	**Respiratory**

Engines to enrich our pipeline

Our discovery pipeline

Highly differentiated programs

Small-molecule and biologics

INTERNAL

Differentiated biologics program

Novel biologics	Bio betters	Bio similars
Proprietary, novel antibody arming technology Validated targets	Multiple technologies to enable differentiation (Enhanced antibodies, half-life extension)	Selective approach

Recent progress

Bio betters	Bio similars
Glyco-pegylated GCSF: submitted in US (12/2012) and EU (11/2011)	**GCSF:** approved in US (8/2012)
Albumin-fused GCSF: ready for submission in US	**GCSF:** approved in EU
Long-acting HGH: completed phase I	**FSH:** submitted in EU (2/2012)
	EPO: approved in EU

Our discovery pipeline

EXTERNAL

Target identification and validation, pathways, mechanisms of action, etc.

External compounds

INTERNAL

Highly differentiated programs

Small-molecule and biologics

Israel is world-leading in R&D investment


R&D expenditure as % of GDP, 2008
Israel
4.9
Sweden
3.8
Finland
3.5
Japan
3.4
Korea
3.2
US
2.8
Denmark
2.7
Austria
2.7
Iceland
2.7
Germany
2.5

Israeli academia is among the most productive in neuroscience

Neuroscience publications per capita


Switzerland
797
Sweden
754
Scotland
595
Finland
587
Israel
552
Netherlands
509
Canada
508
Denmark
493
England
442
USA
374
Wales
364
Norway
339
Austria
327
Germany
322
Belgium
314
Australia
309
Italy
276
France
247
Hungary
233
Ireland
211

National center of excellence in neuroscience

Select Medical Centers

Select Biotech

External collaborators

Weizmann Institute

Tel Aviv University

Technion

Bar Ilan University

Ben Gurion University

Hebrew University

University of Haifa

TEVA

Teva and the Gates Foundation



NTEs for developing countries

Women's health

BILL & MELINDA GATES foundation

TEVA

Teva and the Gates Foundation



- NTEs for developing countries
- Women's health
- Infectious diseases

Recruitment of global leaders

Dr. Jon Isaacsohn
Chief Medical Officer



Former EVP, head of Medical & Regulatory
Medpace

Training in Internal Medicine and Cardiology
Harvard Medical School

Member of the cardiology faculty
Yale Medical School

Co-founder
Metabolic & Atherosclerosis Research Center, Cincinnati

Dr. Volker Knappertz
VP of MS Clinical



US Board certified neurologist
Neurology residence at
Yale Medical School

15 years of pharma experience
Bayer, Medimmune/AZ

Most recent position: Head of Clinical Development, Neurology
Medimmune/AZ

Joined
December 10

Pipeline

May 2012: 59 programs



Pre-clinical
Phase I
Phase II
Phase III
Sub/reg
26
15
10
9
17
8

12 programs discontinued


Pre-clinical
Phase I
Phase II
Phase III
Sub/reg
21
2
13
4
6
1
8
4
13
1
7

Phase II and III programs discontinued

COPAXONE® 20mg/0.5mL daily	III
StemEx: Cord Blood*	III
MultiGeneAngio: Peripheral Arterial Disease*	III
Obatoclax: Lung Cancer	III
Placulumab: Sciatica	II

* Relationship with partner under discussion

2013: 62 programs (18 programs added)


Pre-clinical
Phase I
Phase II
Phase III
Sub/reg
28
10
6
16
5
13
4
15
3
8

Increased focus: CNS, Respiratory, NTE



CNS
Respiratory
NTE
Women's
Oncology
Immunology
Biologics*
Other
2012
30%
CNS
19%
11%
Resp
2013
50%
CNS
27%
19%
Resp
7%
NTE

* Biosimilars and biobetters

2013: Programs in CNS and Pain

	Phase II	Phase III	Registration
CNS	Laquinimod combination: MS	Laquinimod High Dose: MS	Copaxone® 40mg: MS
	Laquinimod: HD	Laquinimod : Progressive MS	Laquinimod: MS (EU)
	XEN402 (oral): Pain	Huntexil® (pridopidine): HD	
	XEN402 (topical): Pain	ER hydrocodone: Pain	
	Albu-BChE: Addiction	Nuvigil: Bipolar Disease	
Resp	fluticasone-salmeterol Spiromax	Reslizumab	budesonide-formoterol Spiromax
		ProAir® Spiromax	

new programs

R&D - a growth engine for Teva

- High value generics
- Industrialized NTEs
- Focused and reshaped pipeline
- Initial steps toward a CNS constellation
- Novel partnerships


Impacting billions

Jon Congleton

Senior Vice President,
Global Medicines Group

Investor Day
December 2012

Teva's Specialty business

- Commercial success and capabilities in the U.S., EU and RoW
- Key existing products
- Prepare for exciting new product launches
- Maintain revenue through organic growth

History of success in the U.S.

CNS	#1 MS therapy built on market expertise, patient-focused offerings and superior access Leading branded PD therapy through targeted commercial efforts Sleep disorder leader with Nuvigil® franchise
Respiratory	#1 SABA built through demand creation as well as retail channel and managed care expertise Fastest growing mono ICS via unique value proposition and efficient commercial model
Select Innovation	Oncology franchise built on Treanda® and targeted commercial efforts Segmented OC/HRT approach in Women's Health

#1 rated MS patient support program

shared solutions®
support. knowledge. answers.

- 900,000 calls per year
- 24/7 nurse availability



- Personalized adherence programs to optimize outcomes



Personalized services to address individual needs

COPAXONE®
(glatiramer acetate injection)

- Streamlined therapy initiation process
- Benefits assistance



- Disease education
- 360+ nurses providing over 25,000 in-home injection trainings/yr.

The most comprehensive MS support service
15 years experience – 100,000 personal relationships

MS patient survey – 11/11 – higher % of patients chose Shared Solutions as having the best all-around MS support

Expand U.S. success to Europe

Assumed control of COPAXONE® sales/marketing

Creating centralized EU medical and marketing functions

● Respiratory: expand beyond successes in UK, France, Germany, Netherlands

■ Oncology: expand beyond Germany, France, Italy, Spain, Austria

▲ Women's Health: expand beyond Spain, France, Italy, Belgium



Extend assets to RoW building on CNS success and footprint

Key markets include Russia, Turkey, LatAm and Canada



MS
PD
NeuroPsych
Oncology
Respiratory
Women's Health
Select brands

MS
PD
Oncology
Respiratory
Women's Health

MS
PD

MS
PD

MS

MS
PD
Women's Health

MS

TEVA

Key existing products: COPAXONE®

Relapsing Remitting Multiple Sclerosis

- **COPAXONE®**
- Azilect®
- Nuvigil®
- ProAir®
- Treanda®

Generics

2013E sales: $3.7B-3.9B
Defend IP (2015)
Communicate complexity to regulators
Outreach to stakeholders to retain share

New entrants

Reinforce long-term efficacy and safety messages
COPAXONE® 3TW with IP to 2030
Develop improved device(s)

Key existing products: Azilect®
Parkinson's disease (PD)

- **Azilect®**
- Nuvigil®
- ProAir®
- Treanda®
- COPAXONE®

Situation

2013E sales: $340-380M
IP: 2017 patent expiry in the U.S.
Market: highly genericized, few new advances in PD

Actions

2012 increased share of voice

Continued data generation in segments of PD

Support of movement disorder franchise via pridopidine (Huntington's disease)

Key existing products: Nuvigil®
Sleep disorders

- **Nuvigil®**
- ProAir®
- Treanda®
- COPAXONE®
- Azilect®

Situation

2013E sales: $280-320M

IP: 2016 generic entry date

Market: generic modafinil

Actions

Work with payors and patients to ensure access

Raise awareness of shift work disorder

Educate on bipolar disorder and prepare market for Nuvigil®

Key existing products: ProAir®
#1 albuterol HFA for asthma/EIB in U.S.

- **ProAir®**
- Treanda®
- COPAXONE®
- Azilect®
- Nuvigil®

Situation

2013E sales: $400-440M

IP: ProAir® MDI patents expire in 2017 & 2023

30-month stay expires Jan. 2015

Teva sales force of 400 provides efficient coverage

Deep commercial and medical experience

Actions

Working with payors to ensure access

Continued investment in share of voice

Dose counter December 2012

ProAir® Spiromax (improved device and patient experience) planned for 2015

Key existing products: Treanda®
CLL and second line iNHL

- **Treanda®**
- COPAXONE®
- Azilect®
- Nuvigil®
- ProAir®

Situation

2013E sales: $600-700M

5 years exclusivity expires in 2013 (including pediatric extension)

Teva is a top ten oncology company

Teva sales force of 90 representatives

Actions

Patients experience improvement initiatives under way

NHL long-term data collection

New launches planned in all focus areas

	2012	2013	2014	2015	2016
MS		Laquinimod (EU)	COPAXONE® 3TW		
CNS/Pain			Nuvigil® BPD (U.S.)	ER Hydrocodone (U.S.)	Pridopidine
Respiratory	QNASL ProAir® DC (U.S.)		DuoResp (EU)	FS (EU) & ProAir® (U.S.) Spiromax	FS (U.S.) Spiromax Reslizumab
Others	Synribo	SA GCSF (U.S.) Lonquex (EU)	LA GCSF (U.S.)	Custirsen	NTEs

■ Selected launches

New Therapeutic Entities (NTEs)

Commercial opportunity linked to level of differentiation and value added

- Efficacy
- Compliance/adherence
- Safety/tolerability

Teva can apply different commercial models and expertise

- Demand creation
- Patient support services
- Market access
- Retail channel



Higher risk
Lower risk
NCE (NDA)
NTEs
Gx (ANDA)
Lower return
Higher return

TEVA

Maintain revenue through organic growth

- Loss of exclusivity threat in key products known
- Still significant value in core therapeutic areas
- Organic growth alone can maintain Specialty revenue

TEVA

Rob Koremans, MD
President & CEO, Europe
Allan Oberman
President & CEO, Americas Generics

Investor Day
December 2012

#1 Generics company worldwide

2012E revenue from generics medicines and OTC

North America	Europe	Emerging Gx markets
$5.2B	$3.9B	$2.4B



Source: Teva internal data

TEVA

Unparalleled competitive advantage

- Leading generics expertise
- Diverse offerings to address specific market and customer needs
- Strong local entrepreneurship, coupled with global scale
- Synergistic portfolio of generics and OTC

Leading generics expertise

Leading R&D, regulatory, and ability to navigate entry barriers

Wide range of technology platforms

Global manufacturing capabilities delivering top quality medicines

~850 molecules

~400 molecules in development

Largest portfolio of first-to-file in the U.S.

Outperformed competition in European launches

More differentiated, high-barrier complex products

Diverse offerings to address market and customer needs

Different product offerings	INN	Umbrella brand generics	Branded generics	OTC products

Addressing different market needs ...

U.S., UK



Russia, Asia



Latin America



... and different payers and customers

PBMs
Physicians
Government
National health authorities
Patients
Retail pharmacies
Wholesaler chains
Private insurers

INN = International non-proprietary name

TEVA

Ability to adapt to local markets while leveraging global scale

Global scale	+	Local capabilities	=	Proven success
Scale in sourcing and manufacturing		Local market expertise		#1 in the U.S. #2 in Canada
Financial strengths		Government relationships		#1 in Europe #2 in Russia
Largest number of products globally		Speed, agility and entrepreneurial spirit		#3 in Japan #1 global Gx company

PGT: an exceptional partnership ...

World's leading provider of medicines

+

World's leading brand-builder

Portfolio of leading brands

Best-in-class

- Consumer understanding
- Brand-building
- Advertising scale

Unparalleled product development and production capabilities

... with a promising future

Under-leveraged existing brands	VICKS, Vibovit	Further develop in existing markets, expand into new geographies
Strong local brands	ratiopharm	Transform into regional/ global mega brands
Teva company brand	TEVA	Build up in selected markets

Strong first year, on track to deliver sustainable double digit sales growth

North America

2012E revenue from generics medicines and OTC

North America	Europe:	Emerging markets:
$5.2B	$3.9B	$2.4B



Source: Teva internal data

TEVA

Market leader



U.S. Market TRx Share
(top 4 players)
20%
10%
0%
16.2
11.3
7.9
5.7
Teva
Mylan
Watson
Sandoz
Number of products
367
262
229
255

1 in 6 U.S. prescriptions filled

Largest player in the market

$5.2B revenue business unit

Maintain a leading position in the market going forward

TEVA

The industry dynamic is changing

Challenges	Opportunities
Pricing pressure	Healthcare reform
Shared exclusivities	Demographics
Competition from Asia	Complex technology products

Continue to extract value from PIV

Selectively pursue first-to-file, first-to-market exclusivity

143 ANDAs, representing $84B in brand value

63 first-to-files, representing $44B in brand value

PIV activity in the U.S. provides leverage and synergies in other Teva markets

Proportion of effort and future value


50%

Establish leadership in high-barrier complex products

More differentiated

Higher value for patients

Improved margin

Proportion of effort and future value


30%

Enhance value of remaining portfolio

Lead improved pricing

Reformulate and improve processes

Partner or discontinue low-value products

Proportion of effort and future value


20%

Enhancing value in North America

Selectively pursue PIV challenges	Continue to maximize first-to-market value through PIV challenges and first-to-file exclusivities
Establish leadership in differentiated products	Create value through complex high-barrier and differentiated products
Enhance value of remaining portfolio	Focus on high-margin, low competition segments to further enhance value

Europe

2012E revenue from generics medicines and OTC

North America: $5.2B	Europe $3.9B	Emerging Gx markets: $2.4B



Source: Teva internal data

TEVA

Market characteristics

Large market, ~500M population

High demand for affordable, quality medicines

Different market models with varying dynamics and degrees of price erosion



- Physician-driven
- Pharmacy-driven
- International non-proprietary names (INN)

Significant value to be captured

Sizable generics opportunities	▪ ~ €20B of brand value coming off patent in the next 5 years
Room for increasing generic penetration	▪ Low Gx penetration and high growth in France, Italy and Spain ▪ Compared to 70%+ penetration in mature markets
Sustainable markets	▪ Unlikely to switch overnight due to complex regulation, compliance, and other factors ▪ Switch to INN typically takes at least 5 to 10 years

Drive profitable growth in Europe

Value	▪ Compete for the right business, not just any ▪ Focus on high value products, customers and channels
Differentiation	▪ Leverage synergies with OTC and Specialty ▪ Drive more complex generics
Commercial effectiveness	▪ Execute with discipline ▪ Drive continuous improvement ▪ Align infrastructure ▪ Leverage our brand and market leadership

Emerging markets

2012E revenue from generics medicines and OTC

North America: $5.2B

Europe: $3.9B

Emerging Gx markets $2.4B



Source: Teva internal data

TEVA

A growth engine

Sizable	~6 billion patients
Fast growing	Expected to double in 5 years ~$100B to over $200B
Sustained profitability	Branded generics markets that value quality

Source: IMS July 2012

Successful track record



Emerging market revenue from generics medicines and OTC
> 2X
$1.1B
$2.4B
2010
2012E
% of total sales
7%
12%

Source: Teva internal data

Tailored growth plan

Current position	Top 3 Gx Co.	Top 50 Pharma Co.	Early Stage	New Markets
	Bolster	**Build up**	**Expand**	**Penetrate**
	Russia Japan	**Mexico Turkey**	**Brazil Korea**	**China India**
	Commercial excellence	**Critical mass**	**Partnership**	**Alliance**

Well poised in emerging markets

Balanced business model

- Specialty
- Generics
- OTC

Entrepreneurial **spirit**

Local market orientation

Partner to win in new geographies

Teva Generics and OTC path to growth

- First-to-file, first-to-market
- Highly differentiated, high-barrier complex products
- Enhanced presence in emerging markets
- Focusing on value creation and sustained profitability

Dr. Ing. Carlo de Notaristefani

President and Chief Executive Officer, Global Operations

Investor Day December 2012

TGO - managing end-to-end supply for our customers

73	Sites
850	Molecules
70B	Doses
120	Markets
55,000	SKUs
60+	Distribution centers

A truly global operations network



NETHERLANDS
Haarlem
RUSSIA
*Yaroslav
U.S.
Sellersville, PA
Fairfield, NJ
Doral, FL
N. Tonawanda, NY
Pomona, NY
Forest, VA
Cincinnati, OH
Salt Lake City, UT
Minneapolis, MN
Greensboro, NC
Phoenix, AZ
IRELAND
Waterford
UK
Eastbourne
Runcorn
FRANCE
Sens
Nevers
Monaco
GERMANY
Weiler
Ulm
POLAND
Kutno
Krakow
HUNGARY
Debrecen
Debrecen API
Godollo
Sajobabony
CZECH
Opava
Galena
LITHUANIA
Vilnius
CROATIA
Zagreb
Savski Marof
CANADA
Stouffville
30 Novo
Hood Rd.
TAH
St. Joseph,MO
U.S.
Irvine, CA
SPAIN
Zaragoza
ISRAEL
Kfar Sava
Jerusalem OSD
Jerusalem MDP
Ashdod
Migada
Netanya
Beer Sheva
CHINA
Hangzhou
Kunming (JV)
Tianjin (JV)
INDIA
Gajraula
Malanpur
Goa
*Ahmedabad
JAPAN
Koka
Takayama
Kasukabe
Minakuchi
Mexico, MO
ITALY
Villanterio
Settimo
Caronno
Bulciago
Rho
Santhia
PUERTO RICO
Guayama
Humacao
MEXICO
Xochimilco
Toluca
Toluca
PERU
San Miguel, Lima
Ate, Lima
Miraflores, Lima
CHILE
Maipu, Santiago
ARGENTINA
Munro, Buenos Aires

25 countries

54 pharma sites

21 API sites

* Under construction

TEVA

Manufacturing as a competitive advantage

Unparalleled manufacturing strengths	Superior capabilities in: - Injectables (Croatia, Hungary) - Oral solid dosage (Czech Republic, Poland) - Spiromax technology
Focus on new opportunities	Leverage our API business Focused growth in biologics Expand manufacturing in India



Continued leadership in a more competitive marketplace

- Stricter compliance/regulations
- Cost pressure
- Evolving product portfolio
- Changing supplier base

Organization is aligned with the new strategy

1	**Redesign the network focused on efficiency**	▪ Technology focus ▪ Migration to lower-cost countries ▪ Leverage strategic supply partnerships
2	**Operational excellence initiatives**	▪ Productivity improvement at site level ▪ Operational improvements in logistics and supply chain planning
3	**Greater efficiencies in procurement**	▪ Organizational transformation ▪ Standardized processes and practices

Plan the short term for long-term gains

Regulatory considerations

Resources constrained for product transfers	Timelines dictated by regulatory filings	New product submissions pending approval

Resource considerations

Network redesign is a lengthy and complex process

Best-in-class site and logistics operations

A redesigned logistics and distribution network

A more flexible and faster organization

Selected investments in automation

Continuous improvement through Lean Sigma techniques

Raising the bar

Procurement represents significant potential savings

$9B spend in materials and services



$5B
indirect
costs
$4B
material costs

Near-term savings

Consolidation of ~40,000 suppliers

TEVA

~$1B savings in manufacturing and procurement in the next 5 years


TGO cost management
$6.9B
40%
expenses
60%
materials
Materials and products
$4.1B
35%
purchased
products
15%
packaging
other
50%
APIs

2012E

A best-in-class organization poised for the future

Quality and compliance	▪ Deep understanding of regulatory environment ▪ Continuous investment to improve compliance posture
Reshape the organization to	▪ Ensure future compliance ▪ Evolve from a manufacturing to a supply organization ▪ Drive greater efficiency ▪ Improve customer service ▪ Continue producing quality medicines for patients

Eyal Desheh

Group Executive Vice President
Chief Financial Officer

Investor Day
December 2012

Financial vision

Greater	transparency
Redefined	cost structure
Rigorous	cash management
Solid	funding and liquidity
Balanced	investment
Sustainable	shareholder value

Growth and profitability

Consistent top-line organic growth	Generic products Specialty core franchises, pipeline NTEs Emerging markets OTC
Sustainable profitability	Stable margin in generics and OTC Change in specialty product mix Cost improvements

Greater transparency

FROM	TO
A high level view	Greater insight into our business
Total revenue	By geography, by business line
COPAXONE® revenue	Specialty products revenue (+$250M)
EPS	Profit by business line
Annual guidance	Split by quarters
USD	FX assumptions
Global view	Performance in specific markets

Redefined cost structure

Past → **Future**

Integration driven

- Acquisitions
- Focus on synergies
- Fragmented tools & systems
- Decentralized organization
- Complexity

World-Class

- Global
- Simpler
- Focused
- Efficient
- Disciplined

=

$1.5 – 2.0B

of annual cost improvements in 5 years

Sustainable profitability over time

TEVA

Sources of cost improvements

Yesterday	Tomorrow	Impact ($M)
Local procurement	**Global** purchasing power	400-700
Many small production facilities	**Large and efficient** production facilities	150-175
Distributed supply chain	**Centrally controlled** supply chain inventory levels	110-140
Decentralized deployment	**Shared service centers** centers of excellence	100-150
High cost locations	**Low** cost locations	70-120
Local processes and systems	**Global** processes and systems	50-100

and many more...

TEVA

More than 70% of cost base improvement achieved by 2015

Estimated reduction 2013-2017, $B


2.0
1.5
1.0
0.5
0.0
Additional reduction
Base case
2013YE
2014YE
2015YE
2016YE
2017YE

Ramp-up over time due to magnitude and complexity of change

Expect most impact in 2014-2015

Help mitigate price erosion, volume growth and other factors

TEVA

Cost improvement potential

P&L line	Potential improvement ($ Billion)
COGS	1.0 - 1.2
S&M	0.2 - 0.3
R&D	0.1 - 0.2
G&A	0.2 - 0.3
Total potential	**1.5 - 2.0**

Additional opportunities for improvements to our cash flow, balance sheet and tax positions

Balanced cash allocation for more shareholder reward

Organic cash flow from operations: $4.5-5.5B per year until 2017

Business development	Around **$2 Billion** per year
Shareholder return	**$1 - 2 Billion** per year
Debt service	Up to **$1 Billion** per year
Capital expenditure	Up to **$1 Billion** per year

Balanced cash allocation
Organic cash flow from operations:

$4.5-5.5B per year until 2017

Business development	**$10B** available over **next 5 years**
Shareholder return	Select **geographies** and new molecules
Debt service	
Capital expenditure	

TEVA

Balanced cash allocation organic cash flow from operations:

$4.5-5.5B per year until 2017

- Business Development
- **Shareholder return**
- Debt service
- Capital expenditure

Dividends
20-25% of operating cash flow

Buyback
Committed to ensure shareholder return

Balanced cash allocation organic cash flow from operations:

$4.5-5.5B per year until 2017

Business development

Shareholder return

Debt service

Capital expenditure

Reduce leverage
30-35% target, 1.5-2.0x EBITDA

Extend duration
to 6-7 years

Debt mix
target 70/30 fixed/variable

Funding & liquidity

Debt maturity ($B)



1.8
2.4
1.5
2.0
0.8
0.5
1.7
1.0
2013
2015
2017
2019
2036

Extend duration and align it to future cash flows

Ensure long-term low cost of debt

Reduce debt in disciplined matter

Teva's liquidity is supported by a $2.5B syndicated revolver line

TEVA

Tax horizon

From effective rate of 13.5% in 2012 to 20% by 2017

2013 and beyond

Source of pre-tax income continue to evolve

More profits in U.S., Europe, Japan

Tax-free COPAXONE® profits will diminish with lower sales

Global environment

Macroeconomic conditions dictate less certain tax environment

Governments are looking to increase corporate taxes

Effective tax rate 2006 - 2017



20%
15%
10%
5%
2006A
2009A
2012E
2015E

Create sustainable shareholder value

Clarity and transparency to our business

Balanced use of cash for value creation

Reshape our business and cost structure

Dr. Jeremy M. Levin

President and Chief Executive Officer

Investor Day December 2012

Teva

Visibility on current status of business

Strong growth platforms

Clear path forward

Top management team

Commitment to reward investors

Significant value creation

Teva Investor Day

December 11, 2012